Erin M. Lett To Call Writer Directly: +1 202 389 3353 erin.lett@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

December 16, 2022

By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Lauren Hamilton

Re:	Eagle Point Income Company Inc. Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384

Dear Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384 (the “Registration Statement”), in various telephone calls between the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the applicable response. Capitalized terms used in this letter, but not defined herein, shall have the meanings set forth in the Registration Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai

United States Securities and Exchange Commission December 16, 2022 Page 2

1.          We note that the “Fees and Expenses” section of the prospectus incorporates by reference information as of December 31, 2021. We further note that expense ratios increased in each of the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022. Please provide a supplemental explanation for the increases.

Response:

The Company notes that its expense ratio for the year ended December 31, 2021 and the expense ratios for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, each as reflected in the Financial Highlights section of the Company’s applicable periodic financial statements, differ for various reasons. One of the most significant drivers was that fees for the year ended December 31, 2021 reflected offering expenses for the Company’s offering of Series A Term Preferred Stock in October 2021 and distributions with respect to such Series A Term Preferred Stock from the date of issuance through December 31, 2021 (i.e., a partial fiscal year). By contrast, the Company’s expenses for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 include the full amount of distributions on the Series A Term Preferred Stock (as opposed to just a partial period). Expenses for the quarter ended September 30, 2022 also include certain amounts paid to BRPC II in connection with entry into the Purchase Agreement. Notwithstanding the foregoing, the Company respectfully submits that, pursuant to Item 3 of Form N-2, the “Fees and Expenses” section of the prospectus is intended to be a forward-looking summary of the “costs and expenses that the investor will bear directly or indirectly” and that, in particular, “Other Expenses” must be “based on estimated amounts for the current fiscal year” and thus should exclude one-time offering or transaction expenses (such as those discussed above) which are reflected in the historical Financial Highlights. Consistent with the foregoing, the Company has determined in its reasonable judgment that the fees and expenses disclosed in its annual report on Form N-CSR for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022 and incorporated by reference into the Registration Statement, continue to be a reasonable estimate of the Company’s expected fees and expenses.

2.          In the final prospectus filed pursuant to Rule 424 of the Securities Act, please specifically incorporate by reference the Company’s interim report filed pursuant to Rule 30b2-1 under the 1940 Act for the quarter ended September 30, 2022 under the heading “Senior Securities.”

Response:

The Company confirms that it will specifically incorporate by reference the Company’s interim report filed pursuant to Rule 30b2-1 under the 1940 Act for the quarter ended September 30, 2022 under the heading “Senior Securities” in the final prospectus filed pursuant to Rule 424 under the Securities Act.

United States Securities and Exchange Commission December 16, 2022 Page 3

3.          In the final prospectus filed pursuant to Rule 424 of the Securities Act, please hyperlink the Company’s interim report filed pursuant to Rule 30b2-1 under the 1940 Act for the quarter ended September 30, 2022.

Response:

The Company confirms that it will hyperlink its interim report filed pursuant to Rule 30b2-1 under the 1940 Act for the quarter ended September 30, 2022 in the final prospectus filed pursuant to Rule 424 under the Securities Act.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com) or William Tuttle by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett

Erin M. Lett

cc:	Thomas P. Majewski, Eagle Point Income Company Inc. Nauman Malik, Eagle Point Income Company Inc. William J. Tuttle, Kirkland & Ellis LLP